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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 30)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     AMERICAN BANKERS INSURANCE GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                            SEASON ACQUISITION CORP.
                              CENDANT CORPORATION
                                   (Bidders)
                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)
                                  024456 10 5
                     (CUSIP Number of Class of Securities)

                             JAMES E. BUCKMAN, ESQ.
              SENIOR EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                              CENDANT CORPORATION
                                  6 SYLVAN WAY
                          PARSIPPANY, NEW JERSEY 07054
                           TELEPHONE: (973) 428-9700
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                WITH A COPY TO:
                                DAVID FOX, ESQ.
                             ERIC J. FRIEDMAN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 735-3000



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   This Amendment No. 30 amends the Tender Offer Statement on Schedule 14D-1 initially filed on January 27, 1998 (as amended, the "Schedule 14D-1") by Cendant Corporation, a Delaware corporation ("Parent"), and its wholly owned subsidiary, Season Acquisition Corp., a New Jersey corporation ("Purchaser"), relating to Purchaser's tender offer for 23,501,260 outstanding shares of common stock, par value $1.00 per share, of American Bankers Insurance Group, Inc., a Florida corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

   The information set forth in subsection (b) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

   On March 17, 1998, Parent entered into a settlement agreement with the Company and AIG (the "Settlement Agreement"). Pursuant to the terms of the Settlement Agreement, AIG has agreed to waive (the "AIG Waiver") until 2:00 p.m. on March 23, 1998 certain provisions in the Amended AIG Merger Agreement which, would thereby permit the Company to terminate such agreement in order to enter into a definitive acquisition agreement with Parent. In addition, upon termination of the Amended AIG Merger Agreement and in accordance with the Settlement Agreement, AIG has agreed to (i) withdraw from any proceedings or hearings before any insurance regulatory authorities relating to the Parent Form A Proceedings and withdraw the AIG Form A Proceedings, (ii) refrain from taking any actions or making any statements intended to frustrate or delay any business combination between the Company and Parent, (iii) reciprocally with the Company and Parent, cause the dismissal of all claims asserted in the litigation relating to AIG's and Parent's respective efforts to acquire control of the Company, and (iv) observe certain restrictions on hiring or soliciting the employees of the Company or its subsidiaries for employment with AIG or its subsidiaries. AIG has also agreed to terminate the Voting Agreement upon termination of the Amended AIG Merger Agreement.

   Upon termination of the Amended AIG Merger Agreement in accordance with the Settlement Agreement and in full satisfaction of the Company's obligations with respect to the Increased AIG Termination Fee and the Amended AIG Lockup Option Agreement, the Company has agreed to pay AIG $100 million and, upon execution of an agreement by the Company and Parent regarding a merger or other business combination, Parent has agreed to pay AIG $5 million to cover AIG's expenses. In addition, Cendant has agreed to pay AIG an additional $5 million to cover AIG's expenses immediately prior to its acquisition of a majority of the outstanding Common Shares or the consummation of a business combination with the Company.

   In the event that the Company does not terminate the Amended AIG Merger Agreement by 2:00 p.m. on March 23, 1998, the AIG Waiver would no longer be valid and all provisions of the Amended AIG Merger Agreement would apply with full force and effect.

   A copy of the Settlement Agreemet is included as an exhibit hereto and is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

   Item 7 is hereby amended and supplemented by incorporation herein by reference of the information set forth above under Item 3 ("Past Contacts, Transactions or Negotiations with the Subject Company").

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

   Item 11 is hereby amended as follows:

    (a)(37) Text of Press Release issued by Parent on March 18, 1998.

    (c)(1) Settlement Agreement, dated as of March 17, 1998, by and among the Company, AIG and Cendant.

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                                  SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 18, 1998

                                          CENDANT CORPORATION

                                          By:  /s/ James E. Buckman
                                              -------------------------------
                                              Name: James E. Buckman
                                              Title: Senior Executive Vice
                                                     President
                                                     and General Counsel

                                          SEASON ACQUISITION CORP.

                                          By:  /s/ James E. Buckman
                                              -------------------------------
                                              Name: James E. Buckman
                                              Title: Executive Vice President

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                                 EXHIBIT INDEX


Exhibit No.
-----------

  (a) (37)   Text of Press Release issued by Parent on March 18, 1998.

  (c)(1) Settlement Agreement, dated as of March 17, 1998, by and among the Company, AIG and Cendant.


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